Exhibit (5)(i)



     Incontestability
     and
     Suicide
     Amendment

Golden American is a stock company domiciled in Minneapolis, Minnesota

In this amendment, we, our and us refers to Golden American Life
Insurance Company. This amendment is a part of the policy and any certificate to which it is attached. Its benefits are subject to all of the terms of this amendment and the policy.

The Incontestability and Suicide provisions of the Joint and Last
Survivor Policy are amended as follows:

Incontestability

The following is added to the Incontestability provision:

After the second anniversary of the certificate date we will send the certificate owner by certified mail, a request for notification of the death of either insured. Failure of the certificate owner to reply to such request and provide proof of death of either insured, if applicable, may result in a contest of the validity of coverage under this policy as described in the certificate.

Suicide

The Suicide provision is replaced by the following:

If either insured commits suicide, while sane or insane, within two years from the certificate's date of issue, we will issue coverage to the last surviving insured on a single life basis as of the issue date. If there is no surviving insured, the death benefit will be limited to the amount of the premium payments made.

If the last surviving insured commits suicide, while sane or insane, within two years of any date we receive and accept an additional payment, any amount of death benefit which would not be payable except for the fact that the additional payment was made will be limited to the amount of the additional payment.

The death benefit we will pay will be reduced by any certificate debt, by any partial withdrawals taken and any partial withdrawal charges.

     President      Secretary
--------------------------------------------

     Customer Service Center
     P.O. Box 5179 - FDR Station
     New York, New York 10150 - 5179
     1-800-447-3644
     1-212-688-7070 (In New York)


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